SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-53856

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.

1001 Asbury Avenue

Ocean City, New Jersey 08226

REQUIRED INFORMATION

1.	Financial Statements.

2.	Supplementary Information.

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015

3.	Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm.

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

OCEAN CITY HOME BANK SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

WITH SUPPLEMENTAL INFORMATION

DECEMBER 31, 2015 AND 2014

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

REQUIRED INFORMATION

Ocean City Home Bank Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and supplemental schedule are filed as a part of this Annual Report on Form 11-K.

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Board of Directors of
Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in the accompanying schedule of assets (held at year end) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Friedman LLP

Marlton, New Jersey

June 16, 2016

1

FINANCIAL STATEMENTS

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments at fair value
Mutual funds	$7,936,825	$7,706,522
Employer securities	2,585,851	2,049,124
Common collective trust	1,912,321	1,772,579
	12,434,997	11,528,225

Notes receivable from participants	381,132	375,999
Total assets	12,816,129	11,904,224

LIABILITIES
Excess contribution payable	2,189	-
Net assets available for benefits at fair value	12,813,940	11,904,224

Adjustment from fair value to contract value for fully benefit-responsive investments	(37,127)	(43,871)

Net assets available for benefits	$12,776,813	$11,860,353

See accompanying notes to financial statements.

2

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

 YEAR ENDED DECEMBER 31, 2015

ADDITIONS
Investment income
Net appreciation in fair value of investments	$165,153
Interest and dividends	377,874
Total investment income	543,027

Interest income - participant loans	15,174

Contributions
Employer	219,241
Participants	625,550
Total contributions	844,791

Total additions	1,402,992

Deductions
Benefits paid to participants	433,570
Administrative expenses	60,581
Total deductions	494,151

Net increase	908,841

Transfer of assets into the plan	7,619

Net assets available for benefits
Beginning of year	11,860,353
End of year	$12,776,813

See accompanying notes to financial statements.

3

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN

The following description of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering all eligible non-union and resident full- time salaried and hourly employees of Ocean City Home Bank, Inc. (the “Employer”). Newport Retirement Services (“Newport”) serves as the non-discretionary trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Newport. Eligible employees are automatically enrolled in the Plan thirty days after the quarter following their employment. On January 1, 2013, the Plan was amended, and as of January 1, 2013, a participant who makes an affirmative election to defer, or who was automatically enrolled into the Plan, shall have his or her elective deferral amount increased by 1% of compensation each year as of January 1, 2013, and each January 1st thereafter, unless the participant specifically elects otherwise. The increase will continue each year until the participant has reached a maximum deferral rate of 6%. All eligible employees who have attained age 18 may elect, by means of a pretax salary deferral, to contribute up to the maximum amount allowable, not to exceed the Internal Revenue Code (“IRC”) prescribed maximum. Employer matching contributions are made by the Employer equal to 50% of a participant’s deferral contributions, and are limited to deferral contributions that do not exceed certain percentage of a participant’s eligible compensation. On January 1, 2013, the Plan was amended to change employer matching contributions limitation from 4% to 3% of a participant’s eligible compensation. The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2015.

The Plan allows for rollover contributions by eligible participants. The Plan also permits eligible employees who are age fifty or older by the end of the calendar year to make catch-up contributions. Matching contributions do not apply to catch-up contributions.

4

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings. Each participant’s account is charged with withdrawals and Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers a common collective trust, Employer securities and mutual funds as investment options for participants.

The Pension Protection Act created the Qualified Default Investment Alternative (QDIA) which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment and who is automatically enrolled. The Plan has not designated any investment as its QDIA. The Plan has designated the Stable Value Fund as the default investment.

Participant Loans

Participants may borrow from their employee elective deferral accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions. Loans to participants are reported at their unpaid principal and interest balances plus accrued interest, which approximates fair value.

Hardship Withdrawals

The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant. Permissible circumstances for hardship withdrawals include education expenses, costs directly related to the purchase of a principal residence, and costs necessary to prevent eviction from the participant’s personal residence and such other circumstances as the Plan Administrator may determine, based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after withdrawal.

5

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, a participant or beneficiary may elect to receive his or her vested value in the form of either a lump-sum or annual installments for a period not to exceed the life expectancy of the participant and designated beneficiary. There is a mandatory lump-sum distribution if the total value of the account is less than $1,000. Valuation of accounts is made as of the last day of the month in which the participant’s employment is terminated. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts is based on years of continuous service. A participant vests 20 percent per year and is 100 percent vested after five years of credited service.

Forfeited Accounts

Forfeitures used to reduce matching employer contributions totaled $13,814 for the year ended December 31, 2015. Forfeiture balances at December 31, 2015 and 2014 were $94 and $2,173, respectively.

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of net assets available for benefits and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Investments are reported at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company.

6

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when earned.  Related fees are recorded as administration expense and expensed when incurred.  If a participant ceases to make a loan repayment and the plan administrator deems the loan to be a distribution, the principal loan balance is reduced and a deemed distribution is recorded.

Fully Benefit-Responsive Investment Contracts

Common collective trusts relating to fully benefit-responsive investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits represent the fair value of the common collective trust and an adjustment from fair value to contract value. The Plan invests in investment contracts through a common collective trust, the Stable Value Fund offered by Newport. Fair value of the Plan’s interest in the Stable Value Fund is based upon information reported by the issuer of the common collective trust at year-end. Contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals, the net effect of transfers in and out of funds and administrative expenses.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) in the fair value of investments includes both gains and losses in investments sold during the year as well as appreciation (depreciation) of investments held at the end of the year.

Administrative Expenses and Management Fees

Certain costs and expenses of administering the Plan, such as trustee fees, are paid by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and the Stable Value Fund are deducted from income earned on a daily basis and are reflected in net appreciation (depreciation) in fair value of such investments.

Subsequent Events

The financial statements were approved by management and available for issuance on June 16, 2016. Management has evaluated subsequent events through this date.

7

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3-	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end. Investments in mutual funds are classified as Level 1.

Employer Securities

Shares of Employer securities are valued at quoted market prices, which represent the value of shares of common stock held by the Plan at year-end. Investments in Employer securities are classified as Level 1.

8

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3 -	FAIR VALUE MEASUREMENTS (Continued)

Stable Value Fund

The Stable Value Fund is not traded on an exchange.  Fair value of the Stable Value Fund is determined by the issuer of the common collective trust.  The estimated fair value of unit interests in the common collective trust is NAV, exclusive of the adjustment to contract value and is considered Level 2.  Use of NAV as fair value is deemed appropriate as the common collective trust does not have a finite life, unfunded commitments relating to these types of investments or significant restrictions on redemptions.

The following tables summarize investment assets measured at fair value:

	Investments at Fair Value
December 31, 2015	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$3,320,311	$-	$-	$3,320,311
Growth funds	2,025,851	-	-	2,025,851
Balanced fund	1,265,771	-	-	1,265,771
Value funds	706,371	-	-	706,371
Fixed income funds	618,521	-	-	618,521
Employer securities	2,585,851	-	-	2,585,851
Common collective trust	-	1,912,321	-	1,912,321
	$10,522,676	$1,912,321	$-	$12,434,997

	Investments at Fair Value
December 31, 2014	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$3,121,379	$-	$-	$3,121,379
Growth funds	1,933,955	-	-	1,933,955
Balanced fund	1,207,971	-	-	1,207,971
Value funds	766,340	-	-	766,340
Fixed income funds	676,877	-	-	676,877
Employer securities	2,049,124	-	-	2,049,124
Common collective trust	-	1,772,579	-	1,772,579
	$9,755,646	$1,772,579	$-	$11,528,225

9

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4 -	STABLE VALUE FUND

The Stable Value Fund is 100% invested in the Wells Fargo Stable Value Fund C (“Fund C”), a collective trust fund, reported as a fully benefit-responsive contract. Fund C invests primarily in investment contracts, including traditional guaranteed investments contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  Wells Fargo Bank, N.A. (the “Bank”) serves as the trustee and custodian for Fund C.  Galliard Capital Management, Inc., a Bank subsidiary, serves as investment advisor for Fund C.

GICs are backed by the general account of the contract issuer.  Fund C deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period of time.  Interest is accrued on either a simple or fully compounded basis and is paid either periodically or at the end of the contract term.  The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).  Most GICs provide a fixed rate of interest over the term to maturity of the contract and, therefore, do not experience fluctuating crediting rates.

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds.  The bond portfolio is either owned directly by Fund C or owned by the contract issuer and segregated in a separate account for the benefit of Fund C. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian.  The interest crediting rate of a security-backed contract is based on contract value, and the fair value, duration, and yield to maturity of the underlying portfolio.  These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of Fund C.  The issuer guarantees that all qualified participant withdrawals will be at contract value.  The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The yield earned by Fund C with an adjustment to reflect the actual interest rate credited to participants in Fund C at December 31, 2015 and 2014 was 1.79% and 1.64%, respectively.  This represents the annualized earnings credited to participants in Fund C divided by the fair value of all investments in Fund C at December 31, 2015.

The yield earned by Fund C at December 31, 2015 and 2014 was 1.83% and 1.40%, respectively. This represents the annualized earnings of all investments in the Fund.

Participants may not transfer monies out of the Stable Value Fund to a competing fund directly or indirectly within 90 days after being withdrawn from the Stable Value Fund.

10

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5 -	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits are presented below at fair value:

	December 31,
	2015	2014

American Balanced Fund	$1,265,771	$1,207,971

John Hancock Disciplined Value	*	664,054

JP Morgan Disciplined Equity	793,822	767,815

Vanguard Index 500	699,886	640,572

Ocean Shore Holding Co., Common Stock	2,585,851	2,049,124

T. Rowe Price Instl Large Capital Group	984,429	914,029

Stable Value Fund	1,912,321	1,722,579

*	Investment is less than 5%

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $165,153 during the year ended December 31, 2015, as summarized below:

Common collective trust	$32,846
Employer securities	418,481
Mutual funds	(286,174)
$165,153

11

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6 -	RELATED PARTY TRANSACTIONS

Newport is the nondiscretionary trustee as defined by the Plan and, therefore, investments in Newport and its related entities qualify as non-discriminatory party-in-interest transactions. The balance of investments sponsored by Newport was $7,936,825 and $7,706,522 as of December 31, 2015 and 2014, respectively.

Certain officers and employees of the Employer (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan.

The Employer pays for a majority of the Plan’s administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2015, the Employer incurred audit and third party administrative fees of $17,510.

The Plan invests in shares of common stock of the Employer’s parent company, Ocean Shore Holding Co. At December 31, 2015 and 2014, the Plan held common stock valued at $2,585,851 and $2,049,124, respectively.

7 -	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

8 -	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2015 and 2014, approximately 21% and 17%, respectively, of the Plan’s net assets available for benefits were invested in the common stock of the Employer.  The underlying values of the Employer common stock are entirely dependent upon the performance of the Employer and the market’s evaluation of such performance.

12

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9 -	TAX STATUS

The Company adopted a pre-approved prototype plan. The Internal Revenue Service determined that the prototype plan, by a letter dated March 31, 2008, is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and U.S. Department of Labor. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

10 -	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Net assets available for benefits per financial statements	$12,779,002	$11,860,353
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	37,127	43,871
Net assets available for benefits per Form 5500	$12,816,129	$11,904,224

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2015:

Total investment income per the financial statements	$165,153
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	(43,871)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	37,127
Net investment income per the Form 5500	$158,409

13

SUPPLEMENTAL INFORMATION

14

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

EIN 21-0478350 PLAN NO. 002

SCHEDULE  H,  PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b)	Identity of Issue, Borrower, Lessor or Similar Party	(c)	Description of Investment, Including Maturity Date and Rate of Interest	(d) Cost **	(e) Current Value
*		Newport Retirement Services		American Fund New Perspective R6		$253,076
*		Newport Retirement Services		American Balanced Fund		1,265,771
*		Newport Retirement Services		American Fund Europacific R6		517,492
*		Newport Retirement Services		American Fund New Economy R6		198,803
*		Newport Retirement Services		Baird Mid Cap Instl		1,892
*		Newport Retirement Services		Franklin Small Cap Growth		70,159
*		Newport Retirement Services		Ivy High Income I		181,925
*		Newport Retirement Services		John Hancock Disciplined Value		622,364
*		Newport Retirement Services		JP Morgan Disciplined Equity		793,822
*		Newport Retirement Services		PIMCO Income Instl		6,737
*		Newport Retirement Services		Prudential Total Return Bond		429,677
*		Newport Retirement Services		T. Rowe Price Instl LG Cap Growth		984,429
*		Newport Retirement Services		Vanguard 500 Index		699,886
*		Newport Retirement Services		Vanguard Mid Cap Value Index		83,903
*		Newport Retirement Services		Vanguard Mid Cap Index Fund		20,379
*		Newport Retirement Services		Vanguard Small Cap Value Index		104
*		Newport Retirement Services		Vanguard Small Cap Index		159,490
*		Newport Retirement Services		Vanguard Target Retire 2010		211,452
*		Newport Retirement Services		Vanguard Target Retire 2020		452,239
*		Newport Retirement Services		Vanguard Target Retire 2030		616,449
*		Newport Retirement Services		Vanguard Target Retire 2040		217,561
*		Newport Retirement Services		Vanguard Target Retire 2050		122,910
*		Newport Retirement Services		Vanguard Target Retire 2060		24,237
*		Newport Retirement Services		Vanguard Target Retire Income		1,886
*		Newport Retirement Services		Stock Liquidity		182
*		Ocean Shore Holding Co, common stock		Ocean Shore Holding Co, common stock		2,585,851
		Wells Fargo Bank Minnesota, NA		Stable Value Fund 80		1,912,321
						12,434,997
				Participant loans maturing 2016 to 2020
*		Loans to participants		at interest rates of 4.25% to 6.00%		381,132
		Total				$12,816,129

*		Party-in-interest
**		Omitted - All are participant-directed transactions under an individual account plan

See accompanying report of independent registered public accounting firm.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 16, 2016	Ocean City Home Bank
Savings and Investment Plan

	By:	/s/ Sharon L. Taggart
Sharon L. Taggart
Plan Administrator

16